SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 14, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)	ING Condensed Consolidated Interim Accounts for the Three Month Period ended March 31, 2008.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: May 14, 2008

4. Introduction
This section includes the ING Group Condensed consolidated interim accounts, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) and including the review report of Ernst & Young. These condensed consolidated interim accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

INTERIM
4.1 Condensed consolidated balance sheet* of ING Group as at

	31 March	31 December
(in € mln)	2008	2007

Assets
Cash and balances with central banks	14,456	12,406
Amounts due from banks	52,796	48,875
Financial assets at fair value through profit and loss	313,828	327,130
Investments	276,124	292,650
Loans and advances to customers	568,606	552,964
Reinsurance contracts	5,582	5,874
Property and equipment	6,117	6,237
Other assets	65,694	66,374

Total assets	1,303,203	1,312,510

Shareholders’ equity (parent)	31,584	37,208
Minority interests	2,001	2,323

Total equity	33,584	39,531

Liabilities
Preference shares	21	21
Subordinated loans	6,978	7,325
Debt securities in issue/other borrowed funds	106,655	94,053
Insurance and investment contracts	254,105	265,712
Amounts due to banks	149,340	166,972
Customer deposits and other funds on deposit	527,483	525,216
Financial liabilities at fair value through profit and loss	183,509	169,821
Other liabilities	41,528	43,859

Total liabilities	1,269,619	1,272,979

Total equity and liabilities	1,303,203	1,312,510

*	Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.9 are an integral part of these condensed consolidated interim accounts

INTERIM
4.2 Condensed consolidated profit and loss account* of ING Group for the three month period ended

	3 months ending
	31 March	31 March
(in € min)	2008	2007

Interest income banking operations	23,881	17,435
Interest expense banking operations	-21,342	-15,293
Interest result banking operations	2,539	2,142
Gross premium income	12,574	11,634
Investment Income	2,611	2,897
Commission income	1,238	1,209
Other income	1,036	634

Total income	19,998	18,516

Underwriting expenditure	13,680	12,051
Addition to loan loss provision	98	—
Other impairments	6	-9
Staff expenses	2,189	2,100
Other interest expenses	265	261
Other operating expenses	1,713	1,653

Total expenses	17,951	16,056

Profit before tax	2,047	2,460

Taxation	483	502

Net profit (before minority interests)	1,564	1,958

Attributable to:
Shareholders of the parent	1,540	1,894
Minority interests	24	65

Net profit	1,564	1,958

	3 months ending
	31 March	31 March
(in €)	2008	2007

Earnings per ordinary share (attributable to shareholders of the parent)	0.74	0.88
Diluted earnings per ordinary share	0.74	0.87

*	Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.9 are an integral part of these condensed consolidated interim accounts

INTERIM
4.3 Condensed consolidated statement of cash flows* of ING Group for the three month period ended

	3 months ending
	31 March	31 March
(in € mln)	2008	2007

Net cash flow from operating activities	-4,367	-8,383

Investments and advances:
Group companies	-452	-59
Associates	-417	-168
Available-for-sale investments	-68,686	-74,822
Held-to-maturity investments	—	—
Real estate investments	-88	-196
Property and equipment	-100	-99
Assets subject to operating lease	-353	-384
Investments for risk of policyholders	-10,544	-12,362
Other investments	-91	-82

Disposals and redemptions:
Group companies	75	1
Associates	95	212
Available-for-sale investments	69,895	80,529
Held-to-maturity investments	522	249
Real estate investments	63	178
Property and equipment	89	27
Assets subject to operating lease	95	100
Investments for risk of policyholders	8,971	11,734
Other investments	2	9

Net cash flow from investing activities	-924	4,867

Proceeds from issuance of subordinated loans	—	—
Repayments of subordinated loans	—	—
Proceeds from borrowed funds and debt securities	99,483	90,475
Repayments of borrowed funds and debt securities	-83,850	-86,833
Issuance of ordinary shares	447	7
Sale of treasury shares	104	136
Purchase of treasury shares	-1,593	-372
Dividends paid	-9	-8

Net cash flow from financing activities	14,582	3,405

Net cash flow	9,291	-111

Cash and cash equivalents at beginning of period	-16,811	-1,795
Effect of exchange rate changes on cash and cash equivalents	340	74

Cash and cash equivalents at end of period	-7,180	-1,832

Cash and cash equivalents comprises the following items
Treasury bills and other eligible bills	4,261	6,445
Amounts due from/to banks	-25,897	-25,610
Cash and balances with central banks	14,456	17,333

Cash and cash equivalents at end of period	-7,180	-1,832

*	Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.9 are an integral part of these condensed consolidated interim accounts

INTERIM
4.4 Condensed consolidated statement of changes in equity* of ING Group for the three month period ended

	3 months ending			3 months ending
	31 March			31 March
	2008			2007
	Total			Total
	shareholders’			shareholders’	Minority
(in € mln)	equity (parent)	Minority interests	Total	equity (parent)	interests	Total

Balance at beginning of period	37,208	2,323	39,531	38,266	2,949	41,215

Unrealised revaluations after taxation	-4,730	10	-4,720	860	1	861
Realised gains/losses transferred to profit and loss	-142	—	-142	-640	—	-640
Change in cash flow hedge reserve	-79	—	-79	-353	—	-353
Transfer to insurance liabilities/DAC	293	-3	290	232	-1	231
Employee stock options and share plans	26	—	26	27	—	27
Exchange rate differences	-1,582	-177	-1,759	-59	—	-59

Total amount recognised directly in equity	-6,214	-170	-6,384	67	—	67

Net profit	1,540	24	1,564	1,894	65	1,959
Change in composition of the group	—	-163	-163	—	-1,068	-1,068
Dividend	—	-9	-9	—	—	—
Purchase/sale of treasury shares	-1,398	—	-1,398	-64	—	-64
Exercise of warrants and options	448	—	448	7	—	7
Other revaluations	—	-4	-4	-53	-8	-61
Other	—	—	—	—	—	—

Balance at end of period	31,584	2,001	33,585	40,117	1,938	42,055

*	Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.9 are an integral part of these condensed consolidated interim accounts

INTERIM
4.5 Notes to the condensed consolidated interim accounts*
INTERIM
4.5.1 Basis of preparation
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2007 Consolidated Annual Accounts of ING Group.
IFRIC 12 Service concession arrangements and IFRIC 14 The limit of a defined benefit asset, minimum funding requirements and their interaction became effective as of 1 January 2008. Neither of these interpretations had a material effect on equity or profit for the period. No other new standards became effective in the first quarter of 2008 and recently issued standards that become effective after 31 March 2008 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standards or Interpretation in the first quarter.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2007 Annual Accounts.
These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2007 Annual Accounts.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
The presentation of, and certain terms used in, these condensed consolidated interim accounts have been changed in the first quarter to provide more relevant information. Certain comparative amounts have been reclassified to conform with the current period presentation. None of the changes are significant in nature.
INTERIM
4.5.2 Loans and advances to customers by insurance and banking operations

	31 March	31 December
(in € mln)	2008	2007

Insurance operations	29,895	27,576
Banking operations	544,893	528,540
	574,788	556,116
Eliminations	-6,182	-3,152
	568,606	552,964

*	Unaudited

INTERIM
4.5.3.a Loans and advances to customers by type — banking operations

	31 March	31 December
(in € mln)	2008	2007

Loans to or guaranteed by public authorities	23,339	23,639
Loans secured by mortgages	275,900	273,928
Loans guaranteed by credit institutions	7,813	2,542
Other personal lending	26,535	24,759
Other corporate loans	213,162	205,660

	546,749	530,528

Provision for loan losses	-1,856	-1,988

	544,893	528,540

INTERIM
4.5.3.b Continued — Changes in loan loss provision

	Insurance		Banking		Total
	31 March	31 December	31 March	31 December	31 March	31 December
(in € mln)	2008	2007	2008	2007	2008	2007

Opening balance	30	37	2,001	2,642	2,031	2,679
Changes in the composition of the group	—	-3	—	98	—	95
Write-offs	-1	-11	-241	-952	-242	-963
Recoveries	—	1	26	59	26	60
Increase in loan loss provision	6	8	98	125	104	133
Exchange differences	—	-1	-32	-19	-32	-20
Other changes	—	-1	15	48	15	47

Closing balance	35	30	1,867	2,001	1,902	2,031

The closing balance is included in
- amounts due from banks	—	—	11	13	11	13
- loans and advances to customers	35	30	1,856	1,988	1,891	2,018

	35	30	1,867	2,001	1,902	2,031

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provision relating to banking operations are presented on the face of the profit and loss account.

INTERIM
4.5.4 Investment income

	Insurance		Banking		Total
	31 March		31 March		31 March
(in € mln)	2008	2007	2008	2007	2008	2007

Income from real estate investments	13	20	52	66	65	86
Dividend income	160	102	43	40	203	142
Income from investments in debt securities	1773	1,550	—	—	1,773	1,550
Income from loans	453	645	—	—	453	645
Realised gains/losses on disposal of debt securities	107	10	26	74	133	84
Impairments of available-for-sale debt securities	-52	1	-26	—	-78	1
Realised gains/losses on disposal of equity securities	100	245	29	117	129	362
Reversals/impairments of available-for-sale equity securities	-37	-8	-7	-3	-44	-11
Change in fair value of real estate investments	10	12	-33	26	-23	38

	2,527	2,577	84	320	2,611	2,897

INTERIM
4.5.5 Other income

	Insurance		Banking		Total
	31 March		31 March		31 March
(in € mln)	2008	2007	2008	2007	2008	2007

Net gains/losses on disposal of group companies	46	—	4	2	50	2
Valuation results on non-trading derivatives	526	-208	91	-22	617	-230
Net trading income	-209	83	229	349	20	432
Profit from associates	36	170	-15	63	21	233
Other income	81	79	247	118	328	197

	480	124	556	510	1,036	634

Profit from associates includes:
Share of results from associates	36	170	3	63	39	233
Impairments	—	—	-18	—	-18	—

	36	170	-15	63	21	233

INTERIM
4.5.6 Segment Reporting

	Insurance	Insurance	Insurance	Wholesale	Retail	ING			Total
(in € mln)	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Eliminations	Group
31 March 2008

Total income	4,407	7,494	4,328	1,307	1,946	609	-39	-54	19,998

Underlying profit before tax	339	317	182	570	638	155	-74		2,127
Divestments		62					-16		46
Special items (1)					-126				-126
Profit before income tax	339	379	182	570	512	155	-90		2,047
31 March 2007

Total income	4,840	6,873	3,103	1,329	1,877	561	-6	-61	18,516

Underlying profit before tax	441	533	159	665	610	165	-139		2,434
Divestments	27								27
Profit before income tax	468	533	159	665	610	165	-139		2,460

(1)	Comprises expenses related to Retail Netherlands Strategy (Combining ING Bank and Postbank) of EUR 32 milion and expenses related to unwinding Postkantoren BV of EUR 94 million
INTERIM
4.5.7 Acquisitions and Disposals
Acquisitions and disposals reported in the three months to 31 March 2008
In February 2008, ING Group announced that it has reached an agreement with AXA to sell part of its Mexican business, Seguros ING SA de CV and subsidiaries, for a price of approximately EUR 1.0 billion. Under the terms of the agreement, ING will divest companies that comprise its non-life businesses of P&C and Auto, plus its Health and Life insurance lines, its Health Maintenance Organization (ISES) and its Bonding Business. This sale, which is subject to regulatory approval and is expected during the course of 2008, will allow ING to focus on growing its existing Mexican pension and annuities businesses.
In January 2008 ING completed the sale of its health business in Chile, ING Salud, to Said Group and Linzor Capital Partners, resulting in a gain on disposal of EUR 62 million.
In January 2008, ING announced that it has received final approval from the regulators in Chile and had therefore closed the transaction to acquire 100 percent of Banco Santander’s pension and annuity businesses in Chile. This transaction was one of five acquisitions made in South America. The acquisitions in Mexico, Chile, Colombia, Uruguay and Argentina were all completed in 2007.
The initial accounting for the fair value of the net assets of certain companies acquired within the last 12 months has been determined only provisionally at 31 March 2008. Also, the analysis of the contributory factors relating to goodwil will only be determined once the final values have been determined. The initial accounting shall be completed within a year of acquisition in accordance with IFRS 3 and the policies, procedures and risk management of the companies acquired shall be brought in line with ING accordingly.
Acquisitions and disposals reported after 31 March 2008
In May 2008, ING announced that it has reached agreement to buy the entire share capital of Citistreet LLC for a total consideration of EUR 578 million. Citistreet is one of the premier retirement plan and benefit service and administrative organisations in the US defined marketplace. The purchase is subject to customary closing conditions and is expected to be completed in the second half of 2008.

INTERIM
4.5.8 Issuances, repurchases and repayment of debt and equity securities in issue
Reported in the three month period 1 January to 31 March 2008
Share buy-back
On 16 May 2007 ING announced a plan to adopt a buyback programme under which it plans to purchase ordinary shares (or depositary receipts for such shares), with a total value of EUR 5 billion over a period of 12 months, beginning in June 2007. In this quarter the number of (depositary receipts for) ordinary shares repurchased under this program is 63 million (and a total to date of 155 million) at an average price of EUR 22.35 (with an average price to date of EUR 27.14) and a consideration of EUR 1,411 million (Total consideration to date is EUR 4,205 million). Cumulatively this represents completion of approximately 84% of the repurchase programme.
Delta hedge portfolio for employee options
To rebalance the delta hedge portfolio for employee options ING sold 3,570,000 (depository receipt for) ordinary shares in the first quarter at an average price of EUR 21.70. As at 31 March 2008 the hedge book holds 32.4 million (depositary receipts for) ordinary ING shares representing 1.4% of the total 2,244 million shares outstanding.
Reported after 31 March 2008
Buy-back of preference A shares
On 22 April 2008 at the General Meeting of Shareholders (GMS), the GMS authorised the cancellation of all preference A shares purchased by ING Groep N.V. as well as the redemption and cancellation of the preference A shares which are not held by the company, which follows the public offer made for the (depositary receipts for) preference A shares as announced on 5 March 2008. The offer on 5 March was for the 6,012,839 issued and outstanding (depositary receipts of preference shares A of ING Groep N.V., with a nominal value of EUR 1.20 each. The purchase price for each share offered was EUR 3.60, or EUR 21,6 million in total. The offer price is in line with the earlier buy backs of preference shares ING has completed and represents a premium of approximately 20 percent on the closing price on Tuesday 4 March 2008.
The purpose of the intended buy back of the preference A shares is to simplify the corporate ownership and capital structure of ING on a one-share-one-vote basis. Furthermore, ING intends to optimise its capital structure and therefore ING no longer needs preference shares as a source of financing. The purchase of the preference A shares has no significant impact on ING Group’s earnings or key ratios and will not impact the ongoing share buy back programme for ordinary ING shares.
Issue of perpetual subordinated bonds
On 5 April ING Group announced that it raised EUR 1.5 billion from the sale, at par, of euro-denominated perpetual subordinated bonds called ING Perpetuals IV The yearly coupon of 8% (a fixed coupon amount of EUR 80 on a minimum denomination of EUR 1,000 nominal) will be paid from 18 April 2009. ING can call the issue at par after 5 years and annually thereafter. The issue qualifies as hybrid Tier-1 capital for ING Group.
INTERIM
4.5.9 Market developments
Effects of market developments during the first quarter of 2008
In the first quarter of 2008 the total expense recognised in the profit and loss relating to the ongoing credit and liquidity crisis was EUR 80 million. This amount relates to exposures to pressurised asset classes and leveraged finance, as well as monoline insurers and investments in Structured Investment Vehicles (SIVs) and Asset-Backed Commercial Paper. Furthermore ING recognised EUR -3,627 million directly in equity relating to the pre-tax revaluation of pressurised asset classes.

INTERIM
5. Review report
To the shareholders, Supervisory Board and Executive Board
Introduction
We have reviewed the accompanying condensed consolidated balance sheet of ING Groep N.V. (the ‘Company’), Amsterdam, as at
31 March 2008, the related condensed consolidated profit and loss account and the related condensed consolidated statement of cash flows and statement of changes in equity for the three-month period then ended and explanatory notes. Management of the Company is responsible for the preparation and presentation of these condensed consolidated interim accounts in accordance with International Financial Reporting Standards as adopted by the European Union (‘IAS 34’). Our responsibility is to express a conclusion on these condensed consolidated interim accounts based on our review.
Scope of Review
We conducted our review in accordance with Dutch law, including Standard 2410, ‘Review of Interim Financial Information Performed by the
Independent Auditor of the Entity’. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim accounts are not prepared, in all material respects, in accordance with IAS 34.
Amsterdam, 14 May 2008
for Ernst & Young Accountants
was signed C.B. Boogaart